

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2011

Via Facsimile
Jonathan W. Thayer
Chief Financial Officer
Constellation Energy Group, Inc.
100 Constellation Way
Baltimore, Maryland 21202

      Re: **Constellation Energy Group, Inc.**
              Form 10-K for the fiscal year ended December 31, 2010
              Filed March 1, 2011
              File No. 001-12869

Dear Mr. Thayer:

      We have completed our review of your filing and do not have any further comments at this time.

                                   Sincerely,

                                   /s/ Andrew Mew

                                   Andrew Mew
                                   Accounting Branch Chief